UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13-A - 16 OR 15D - 16
OF THE SECURITIES EXCHANGE ACT OF 1934

MAY 26, 2005

Commission File Number: 1-13210

AES GENER S.A.
(Exact name of registrant as specified in its charter)

AES GENER INC.
(Translation of registrant's name into English)

Mariano Sanches Fontecilla 310, 3rd, Floor, Santiago Chile (562) 686- 8900
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

     On April 29, 2005, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") a report which included information as to the Registrant's consolidated financial position and results of operations for the period ended on March 31, 2004 and March 31, 2005. Attached is a summary of such consolidated financial information. The figures contained herein are expressed in constant Chilean pesos as of March 31, 2005 and as such, the figures for the period ended March 31, 2004 have been adjusted by the Chilean Consumer Price Index for the period of 2.2% . The amounts denominated in United States (US) dollars have been converted to Chilean pesos with the exchange rate effective on March 31, 2005 of 585.93 Chilean pesos per US dollar.

     The report filed with the SVS was prepared on the basis of accounting principles generally accepted in Chile and does not include a reconciliation of such information to accounting principles generally accepted in the United States.

     THIS REPORT IS AN ENGLISH TRANSLATION OF, AND A CHILEAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLE PRESENTATION OF, THE FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2005, FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE.

TABLE OF CONTENTS

Consolidated Financial Statements as of March 31, 2005	3-7
Management's Analysis of Consolidated Financial Statements Results of AES Gener S.A. for the period ended March 31, 2005	8-20

     THE FINANCIAL STATEMENTS SUBMITTED IN THIS DOCUMENT WERE PREPARED PURSUANT TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CHILE, AND FIGURES ARE IN CHILEAN PESOS (UNLESS OTHERWISE INDICATED).

     In this report, unless the context otherwise requires, the terms "AES Gener", "Gener", "the Company", "we", "us" and "our" refer to AES Gener S. A. and its subsidiaries on a consolidated basis.

AES Gener S.A. and Subsidiaries
Consolidated Balance Sheet as of March 31, 2005 and 2004

ASSETS	2005	2004	2005
	Million Ch$	Million Ch$	ThUS$
Current Assets
Cash	1,354	1,398	2,311
Time deposits	2,405	29,576	4,104
Marketable securities	10,912	17,936	18,624
Accounts receivable	50,992	32,904	87,028
Documents receivable	0	52	0
Miscellaneous accounts receivable	3,247	4,371	5,542
Accounts and notes received from related companies	6,543	3,770	11,167
Inventories	15,845	10,238	27,042
Recoverable taxes	4,234	1,863	7,227
Prepayments	744	1,329	1,270
Deferred taxes	1,434	592	2,447
Other current assets	67,789	194,737	115,695
Total Current Assets	165,501	298,763	282,458

Property, Plant and Equipment			0
Land	8,179	9,234	13,959
Construction and infrastructure	731,023	753,564	1,247,628
Machinery and equipment	931,232	958,116	1,589,324
Other property, plant and equipment	8,226	8,705	14,039
Technical revaluation	37,914	37,927	64,707
Depreciation	(580,498)	(550,722)	(990,729)
Net Property, Plant and Equipment	1,136,077	1,216,825	1,938,929

Other Non-Current Assets
Investment in related companies	122,018	125,276	208,247
Goodwill	4,764	5,283	8,131
Long-term accounts receivable	4,889	8,124	8,344
Long-term receivables from related companies	1,297	3,234	2,214
Intangibles	6,255	6,299	10,675
Amortization of intangibles	(4,806)	(4,565)	(8,202)
Other	51,591	60,677	88,050
Total Other Non-Current Assets	186,010	204,329	317,460

TOTAL ASSETS	1,487,587	1,719,917	2,538,847

LIABILITIES AND SHAREHOLDERS’ EQUITY

	2005	2004	2005
	Million Ch$	Million Ch$	ThUS$
Current Liabilities
Short-term bank liabilities	1,774	2,050	3,028
Short-term portion of long-term bank liabilities	16,205	11,969	27,656
Short-term portion of bonds payable	44,631	226,592	76,171
Short-term portion of long-term liabilities	360	1,736	615
Dividends payable	503	121	859
Accounts payable	38,149	40,368	65,109
Miscellaneous accounts payable	192	173	328
Accounts and documents payable to related companies	1,170	1,119	1,997
Provisions	6,011	17,892	10,259
Withholdings	8,198	1,485	13,991
Income taxes payable	3,822	36	6,523
Anticipated income received	257	19	439
Other current liabilities	1,034	0	1,764
Total Current Liabilities	122,307	303,560	208,739

Long-Term Liabilities
Long-term bank liabilities	97,158	179,920	165,819
Bonds payable	379,611	410,522	647,877
Documents payable	426	655	727
Provisions	10,363	10,445	17,686
Deferred long-term taxes payable	26,034	16,741	44,432
Other	15,382	15,872	26,252
Total Long-Term Liabilities	528,974	634,156	902,793
Minority Interest	8,285	6,940	14,139

Shareholders’ Equity
Paid-in capital	740,768	675,149	1,264,261
Reserve for monetary correction of capital	(5,926)	(3,376)	(10,114)
Share premium	30,032	30,034	51,254
Other reserves	42,662	54,555	72,810
Retained earnings	20,486	18,899	34,964
Future dividends reserve	5,381	5,381	9,184
Accumulated earnings	41,831	2,684	71,392
Net income for the period	5,502	10,834	9,390
Interim dividends	(32,227)	0	(55,002)
Total Shareholders’ Equity	828,022	775,261	1,413,175

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,487,587	1,719,917	2,538,847

AES Gener S.A. and Subsidiaries
Consolidated Income Statement for the three months ended March 31, 2005 and 2004

YEAR TO DATE CONSOLIDATED INCOME STATEMENT

	2005	2004	2005
	Million Ch$	Million Ch$	ThUS$

Operating Results:
Operating revenue	114,080	93,153	194,699
Operating expense	(85,944)	(58,018)	(146,679)

Gross Profit	28,137	35,134	48,021

Administration and sales costs	(5,167)	(4,294)	(8,818)

Operating Income	22,970	30,840	39,203

Non-Operating Results
Financial income	957	3,196	1,634
Share of net income of related companies	1,698	636	2,898
Other non-operating income	384	2,436	656
Share of loss of related companies	(975)	(1,427)	(1,664)
Amortization of goodwill	(130)	(130)	(221)
Financial expense	(11,584)	(12,237)	(19,770)
Other non-operating expenses	(3,734)	(6,829)	(6,373)
Price-level restatement	147	(943)	252
Foreign exchange variation	785	4,557	1,340

Non-Operating Income (Expense)	(12,451)	(10,740)	(21,249)

Income Before Income Taxes and Minority Interest	10,520	20,100	17,954
Income taxes	(5,064)	(8,952)	(8,642)
Minority interest	46	(315)	79

NET INCOME	5,502	10,834	9,390

AES Gener S.A. and Subsidiaries
Consolidated Cash Flow Statement for the three months ended March 31, 2005 and 2004

	From 01-01-2005	From 01-01-2004	From 01-01-2005
	To 03-31-2005	To 03-31-2004	To 03-31-2005
	Million Ch$	Million Ch$	ThUS$
Cash Flow from Operating Activities
Collection of accounts receivable	81,513	93,036	139,118
Financial income received	754	3,102	1,286
Dividends and other distributions received	0	0	0
Other income received	1,156	1,617	1,973
Payment to suppliers and personnel	(42,808)	(48,782)	(73,060)
Financial expenses	(13,451)	(18,162)	(22,956)
Payments for income taxes	(1,305)	(49)	(2,227)
Other expenses	(1,910)	(5,398)	(3,259)
VAT and other similar payables	(4,999)	(6,734)	(8,531)

Net Cash Provided by Operating Activities	18,951	18,631	32,343

Cash Flow from Financing Activities
Proceeds from issuance of shares	0	0	0
Borrowings from banks and others	0	0	0
Proceeds from issuance of bonds	0	251,618	0
Other	0	468	0
Dividends paid	0	(58,594)	0
Capital decrease	0	0	0
Payments of loans	(9,205)	(4,673)	(15,711)
Payments of bonds	0	(192,524)	0
Payments of loans from related companies	0	0	0
Payments of costs associated with issuance of shares	0	0	0
Payments of costs associated with issuance of bonds	(154)	(17,507)	(262)
Other financing activities	(126)	0	(214)

Net Cash Provided by Financing Activities	(9,485)	(21,212)	(16,188)

Cash Flow from Investing Activities
Sale of properties, plants and equipment	11	26	19
Sale of permanent investments	0	0	0
Sale of other investments	0	140	0
Proceeds from loans to related companies	0	181,141	0
Other investing activities	0	0	0
Acquisition of fixed assets	(1,765)	(2,079)	(3,012)
Payment of capitalized interest	(19)	(8)	(3,012)
Investment in financial instruments	(6,419)	(8,067)	(10,956)
Loans to related companies	0	(1,479)	0
Other investing activities	(178)	(5,095)	(304)

Net Cash Used in Investing Activities	(8,370)	164,579	(14,286)

NET DECREASE IN CASH AND CASH EQUIVALENTS	1,096	161,998	1,870
Price-level restatement of cash and cash equivalent	2,583	3,944	4,408
NET DECREASE OF CASH AND CASH EQUIVALENTS	3,678	165,942	6,278
Cash and Cash equivalents at beginning of period	67,164	58,253	114,627

CASH AND CASH EQUIVALENTS AT END OF PERIOD	70,842	224,195	120,905

RECONCILIATION BETWEEN NET INCOME FOR THE PERIOD AND NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES

	From 01-01-2005	From 01-01-2004	From 01-01-2005
	To 03-31-2005	To 03-31-2004	To 03-31-2005
	Million Ch$	Million Ch$	ThUS$
Net Income	5,502	10,834	9,390

Sale of Assets	(9)	(10)	(16)
Gain on sale of property, plant and equipment	(9)	(10)	(16)
Gain on sale of investments	0	0	0
Loss on sale of investments	0	0	0
Gain on sale of others assets	0	0	0

Adjustments to Reconcile Net Income to
Net Cash Provided by Operating Activities	11,179	12,543	19,080
Depreciation	10,957	11,856	18,700
Amortization of intangibles	738	825	1,259
Provisions and write-offs	(51)	3,990	(87)
Participation in net income of related companies	(1,698)	(636)	(2,898)
Participation in net loss of related companies	975	1,427	1,664
Amortization of goodwill	130	130	221
Amortization of negative goodwill	0	0	0
Price-level restatement	11,371	943	19,407
Net exchange rate differences	(12,304)	(4,557)	(20,999)
Other credits to income that do not represent cash flow	(98)	(2,120)	(168)
Other debits to income that do not represent cash flow	1,160	686	1,980

Change in Operating Assets	(27,585)	(5,841)	(47,079)
Increase (decrease) in accounts receivable	(26,962)	(6,562)	(46,016)
Increase (decrease) in inventories	3,152	1,444	5,380
Increase (decrease) in other assets	(3,775)	(723)	(6,442)

Change in Operating Liabilities	29,910	790	51,047
Increase (decrease) of accounts payable to related companies	25,078	(2,005)	42,801
Increase (decrease) of interest payable	(1,103)	(5,465)	(1,883)
Increase (decrease) net of income taxes payable	7,178	9,198	12,250
Increase (decrease) in other accounts payable related to non-
operating results	(762)	455	(1,301)
Increase (decrease) of VAT and other similar payables	(481)	(1,393)	(821)

Minority interest in net income	(46)	315	(79)

NET CASH PROVIDED BY OPERATING ACTIVITIES	18,951	18,631	32,343

     Management’s Discussion & Analysis of AES Gener S.A.’s

Consolidated Financial Statements for the Period Ended March 31, 2005

     The following section analyzes the consolidated financial statements of AES Gener S.A. (“AES Gener” or the “Company”) for the period ended March 31, 2005 and explains the most significant changes that have occurred with respect to the same period in 2004. It also provides a summary of the information included in the financial statements. All currency amounts are expressed in constant Chilean pesos at March 31, 2005 purchasing power and therefore, all comparisons refer to real variations between such date and March 31, 2004.

     The Company’s assets and liabilities have been valued and presented as per Chilean accounting principles and rules, explained within the corresponding notes to the financial statement of the Company.

I. Summary

     For the period ended March 31, 2005 the Company reported net income of Ch$5,502 million, compared to net income of Ch$10,834 million for the same period in 2004. Operating income for the three month period ended March 31, 2005 was Ch$7,870 million lower than that recorded in the same period March 31, 2004, while non-operating income losses increased by Ch$1,711 million. The effect of minority interest and tax items on net income for the period ended March 31, 2005 was Ch$4,249 million higher compared to same quarter of the previous year.

II. Comparative Analysis and Explanation of the Principal Observed Trends

a. Liquidity

		March	March
Liquidity		2005	2004

Current assets/current liabilities	(times)	1.35	0.98
Adjusted liquidity ratio	(times)	0.12	0.16

     The liquidity ratio increased from 0.98 to 1.35, due to the 60% reduction (Ch$181,253 million) in current liabilities as a result of the decline of Ch$181,962 million in public debt obligations, associated with the payment of convertible bonds (series L and M) and the short-term portion of marketable obligations by subsidiaries TermoAndes and InterAndes which were fully paid in April 2004. The increase in this ratio has been offset by the transfer of the balance of the Yankee bond maturing in January 2006 to short-term debt. This variation in public debt obligations offset the decrease of Ch$133,263 million in current assets related to a decrease of Ch$126,948 million in other assets, as a result of a decrease in repurchase agreement investments held in the Chilean inflation-indexed monetary unit, the Unidad de Fomento or UF, and US$, as a result of the utilization of such resources in the 2004 financial restructuring process.

     The adjusted liquidity ratio, which estimates the relationship between available resources, time deposits, and marketable securities with current liabilities, decreased due to the reduction in current liabilities, explained above.

b.Indebtedness

		March	March
Indebtedness		2005	2004

Total liabilities/Equity	(times)	0.78	1.20
Current liabilities /Total liabilities	(times)	0.19	0.32
Long-term liabilities/Total liabilities	(times)	0.81	0.68
Total liabilities	(million)	651,280	937,716
Financial expenses’ coverage	(times)	1.91	2.64

     The ratio between liabilities and equity decreased due to a reduction in total liabilities of Ch$286,436 million, mainly as a result of a decrease in public debt obligations of Ch$212,874 million related to the early redemption of convertible bonds, TermoAndes and InterAndes’ marketable obligations, and a portion of the Yankee bonds. These reductions offset the increase in this item associated with the issuance of a new US bond by Chivor, although the payment of Chivor’s syndicated loan on November 31, 2004 significantly reduced long-term obligations with banks and financial institutions. Additionally, equity increased by Ch$52,760 million due to: (i) higher paid in capital of Ch$65,619 million as a result of a capital increase carried out between May and June 2004 and (ii) higher retained earnings of Ch$39,147 million related to earnings obtained during 2004. This increase was offset by the payment of Ch$32,227 million in interim dividends in December 2004 and a reduction in other reserves of Ch$11,893 million.

     Short-term liabilities decreased by Ch$181,253 million as explained by the reduction of: (i) Ch$181,962 million in public debt obligations due to the purchase of 100% of TermoAndes and InterAndes’ current marketable obligations, which was financed with a new syndicated bank loan and cash resources, and payment in full of the convertible bond (series L and M), (ii) Ch$11,881 million in provisions related to a convertible bond premium payment, TermoAndes’ swaps and a loss related to the sale of Carbones del Cesar and liquidation of Oilgener Inc. These variations were principally offset by the increase of: (i) Ch$10,499 million in withholding and income tax, ii) Ch$1,033 million in other current liabilities related to Norgener’s contract negotiation with Minera Escondida Limitada (Escondida) and iii) Ch$691 million in other items.

     Long-term liabilities registered a net decrease of Ch$105,182 million, mainly explained by the reduction in bank and financial institutions obligations of Ch$82,761 million associated with the payment of Chivor’s loan in US dollars held with a bank syndicate led by the Bank of America. Additionally, public debt obligations (bonds) decreased by Ch$30,912 million due to the transfer of the Yankee bonds to short-term debt and the full payment of TermoAndes and InterAndes’ floating rate notes, the sum of which offset the increase related to the issuance of Chivor’s new US bond. The overall reduction was partially compensated by an increase in long-term payable deferred taxes by Ch$9,293 million.

     Financial expenses’ coverage decreased primarily due to the reduction of Ch$9,581 million in results before tax and minority interest.

c. Activity

		March	March
Capital		2005	2004

Shareholders’ equity	(million)	828,022	775,261
Net property, plant and
equipment	(million)	1,136,077	1,216,825
Total assets	(million)	1,487,587	1,719,917

d.Results

		March	March
Results		2005	2004

Operating revenue	(million)	114,080	93,153
Operating cost	(million)	(85,944)	(58,018)
Operating income	(million)	22,970	30,840
Financial expenses	(million)	(11,584)	(12,237)
Non-operating income	(million)	(12,451)	(10,740)
R.A.I.I.D.A.I.E. (1)	(million)	9,717	16,616
E.B.I.T.D.A. operational (2)	(million)	34,665	43,521
Gain (loss) from the period	(million)	5,502	10,834

(1)	Corresponds to the following entries in the income statement: results before income tax and extraordinary items, less exchange rate differences, less price level restatement and less goodwill amortization.

(2)	Corresponds to the following entries in the income statement: operating income, plus depreciation for the period and the amortization of intangible assets for the period.

Operating Revenue

     For the quarter ended March 31, 2005, AES Gener’s consolidated operating revenue totaled Ch$114,080 million, Ch$20,928 higher than the Ch$93,153 recorded for the period ended March 31, 2004. This increase is principally due to higher revenue of: (i) Ch$12,296 million from regulated customers, (ii) Ch$2,333 million from spot sales to the CDEC, (iii) Ch$2,258 million from higher sales to unregulated customer Escondida, (iv) Ch$2,118 from fuel sales and (v) Ch$1,923 million from energy and capacity sales to other customers.

     The contribution to total sales in the distinct markets where AES Gener operates was as follows: SIC (49%), SING (23%), Colombia (21%) and fuel and other sales (7%).

     The distribution of physical energy sales in GWh for the quarters ended March 31, 2005 and 2004 was the following:

	2005		2004

SIC	1,874	45%	1,825	43%
SING	747	18%	714	17%
R.M. 88/2004*	75.0	2%	37.7	1%
Colombia	1,473	35%	1,642	39%

Total	4,169		4,218
* Mandatory sales made to distribution companies.

Sistema Interconectado Central (SIC):

     Physical sales of electricity in the SIC during 2005 increased 4.7%, from 1,862 GWh for the quarter ended March 31, 2004 to 1,949 GWh for the quarter ended March 31, 2005, due to higher sales to regulated customers (160 GWh) and mandatory sales made in accordance with R.M. 88 (37 GWh) to distribution companies that do not have power purchase agreements. Lower spot sales to the CDEC-SIC (111 GWh) partially offset the increase. Sales to unregulated customers were similar in both periods.

     For the period ended March 31, 2005, revenue derived from energy and capacity sales in the SIC increased to Ch$55,348 million which is Ch$11,301 million higher than the amount of Ch$44,048 recorded in the same period in 2004. This variation is primarily explained by higher revenue from energy sales of Ch$9,425 million as a result of higher physical energy sales of 87 GWh at an average price 24% higher than that recorded for the same period in 2004. For the period ended March 31, 2004, energy sales revenue totaled Ch$31,847 million, while for the quarter ended March 31, 2005 these sales contributed Ch$41,271. Capacity sales revenue increased by Ch$1,876 million, from Ch$12,201 million to Ch$14,077 million for the quarters ended March 31, 2004 and 2005, respectively, related to an increase of 232 MW in physical sales and an increase of 7% in the average sale price.

Sistema Interconectado del Norte Grande (SING):

     Physical energy sales in the SING increased during the first quarter of 2005, from 714 GWh for the quarter ended March 31, 2004 to 747 GWh for the period ended March 31, 2005. This increase was the result of higher spot sales to the CDEC-SING (38 GWh), offset by lower sales to mining companies Zaldívar, Lomas Bayas and Escondida (5 GWh).

     Revenue generated by AES Gener and Norgener’s operations in the SING increased by Ch$6,558, from Ch$19,542 million for the period ended March 31, 2004 to Ch$26,100 million for the same period ended March 31, 2005. This increase is principally related to higher energy sale revenue, which increased by Ch$5,387 million. Higher capacity sales revenue of Ch$1,171 million also contributed to the increase. The higher capacity revenue resulted from the positive effect of capacity settlements of Ch$821 million, higher revenue due to an increase of 3% in the average sale price and an increase of 19 MW in the volume sold. The increase in energy sales is due to a higher average sales price related to the indexation of the Escondida contract to coal prices and a higher CDEC-SING spot sales price.

     In summary, revenue derived from energy and capacity sales in the Chilean electric sector increased by Ch$18,256 million, from Ch$63,717 million in the first quarter of 2004 to Ch$81,972 million for the period ended March 31, 2005.

Sistema Interconectado Nacional Colombiano (SIN):

     Chivor’s revenue increased by Ch$554 million, from Ch$23,700 million to Ch$24,254 million, as a result of higher contract sales of Ch$1,058 million, partially offset by lower spot and frequency regulation sales equivalent of Ch$505 million. Physical sales for the period ended March 31, 2005 declined by 169 GWh, compared to sales in the same period in 2004, due to higher contract sales, reconciliation sales and energy spot sales. This variation is partially attributable to Chivor’s commercial policy in 2005 of reserving water for the second quarter, as opposed to the decision made during the same period in 2004 of using water during the first quarter due to the maintenance scheduled for the second quarter of 2004. In Colombian pesos, the average contract sales price decreased from Col$81/kWh (US$ 29.8/MWh) to Col$73.1/kWh (US$31.1/MWh) in the first quarter of 2005 and 2004, respectively. However, the spot sales price averaged Col$68.1/kWh (US$ 25.1/MWh) and Col$75.7/ kWh (US$ 32.2/MWh) in the period ended March 31, 2004 and March 31, 2005, respectively.

Other Electric Revenue:

     Revenue associated with other electricity-related business increased by Ch$397 million, from Ch$127 million to Ch$523 million.

Other Business:

     Revenue derived from other lines of business totaled Ch$7,854 in the first quarter of 2005, representing an increase of Ch$2,118 million compared to the amount of Ch$5,735 million recorded in the first quarter of 2004. Coal sales increased by Ch$1,971 as a result of higher sales to third parties and third party gas sales revenue increased by Ch$1,222. Offsetting this increase was a decrease in steam sales of Ch$867 which resulted from the sale of the Nacimiento plant in August 2004 and other business revenue of Ch$208 million.

Operating Costs

     The proportion of fixed and variable operating costs to total operating costs is shown in the following table:

	January – March (Million Ch$)

	2005		2004

Variable operating costs	70,327	82%	40,737	70%
Fixed operating costs	15,617	18%	17,281	30%

TOTAL	85,944	100%	58,018	100%

     For the period ended March 31, 2005, operating costs increased by 48.1% (Ch$27,926 million), principally as a result higher costs related to fuel consumption and sales, energy purchases and other electricity business-related costs, offset by lower costs related to capacity purchases.

Variable Costs

     Variable costs increased by Ch$29,590, explained by the increase in: (1) fuel consumption of Ch$17,731 million and (2) energy purchases recorded in Ch$9,560 million, both effects related to the fuel cost increase, higher generation from AES Gener and Subsidiaries’ thermal plants, drier hydrological conditions and lower gas availability in the system, (3) fuel sale costs of Ch$2,087 and (4) Ch$2,388 million in other electric business costs, partially offset by lower costs in capacity purchases of Ch$2,175 million.

Chile

     Energy purchase costs in Chile increased by Ch$7,391 million. In the SIC, purchases increased by Ch$8,885 million as a result of higher average prices, 51% higher compared to the first quarter of 2004, primarily explained by lower hydroelectric generation during the first months of 2005 and lower gas availability. Additionally, the volume purchased increased by 269 GWh. In the SING, energy purchase costs decreased by Ch$1,494 million due to a reduction of 130 GWh in the volume purchased, although the average price was 13% higher than that recorded in the first quarter of 2004.

     Capacity purchase costs in Chile decreased by Ch$2,175 million. In the SIC, these costs decreased by Ch$3,709 million due to the net effect of Ch$4,063 million related to the capacity settlement for previous years. This reduction was partially offset by higher purchases of Ch$354 million as a result of an increase in the average purchase and the volume purchased. In the SING, capacity purchases increased by Ch$1,534 million due to the negative effect related to the capacity settlement of Ch$1,048 million and the effect related to the increase in both the average purchase price and volume purchased.

     AES Gener and its subsidiaries’ thermoelectric generation during the first quarter of 2005 increased to 1,874 GWh compared to the level of 1,758 GWh reported during the same period in the previous year. This was the result of higher generation of 280 GWh in the SING, offset by lower generation of 164 GWh in the SIC, which is explained by lower hydroelectric generation and lower gas availability in the SIC during the period ended March 31, 2005. In the first quarter of 2005, AES Gener and its subsidiaries’ total generation (thermoelectric and hydroelectric) in the SIC and SING totaled 2,348 GWh, while total generation recorded in the same period in 2004 totaled 1,793 GWh.

Colombia

     Variable operating costs increased by Ch$2,036 million, from Ch$9,714 million to Ch$11,751 million, in the period ended March 31, 2004 and 2005, respectively. The principal increase resulted from higher energy purchase costs of Ch$2,169 million, due to higher physical purchases of 35 GWh and a 21%, higher average price in pesos compared to same period in 2004. Frequency regulation and other costs decreased by Ch$132 million.

     Generation during the quarter ended March 31, 2005 totaled 864 GWh, compared to 1,067 GWh recorded the previous year. This reduction in generation is the result of the commercial policy aimed at reserving dam resources for periods with higher prices and higher dispatch in 2004 associated with scheduled maintenance in the second quarter of 2004.

Fixed Costs

     Fixed costs decreased by Ch$1,664 million, from Ch$17,281 million for the period ended March 31, 2004 to Ch$15,617 million for the quarter ended March 31, 2005, primarily due to lower depreciation and production costs as a result of the lower exchange rate effect related to foreign subsidiaries’ costs.

Administrative and Sales Expenses

     In the first quarter of 2005, administrative and sales expenses increased by Ch$873, from Ch $4,294 million to Ch$5,167 million for the periods ended March 31, 2004 and 2005, respectively. This variation is related to higher salary and social benefit costs, third party services, taxes and other costs of Ch$928 million, which were partially offset by lower insurance computer systems and communications’ costs of Ch$56 million.

Operating Income

     For the quarter ended March 31, 2005, AES Gener reported positive consolidated operating income of Ch$22,970 million, which is Ch$7,870 million lower than the income of Ch$30,840 million recorded in the first quarter of 2004.

     This decrease is principally explained by the negative net impact of Ch$5,688 million related to gas curtailments in the SIC imposed by Argentina, which is estimated by comparing the first quarter of 2005 to the first quarter of 2004. This amount is calculated from the difference between the increase in energy purchase costs of Ch$19,278 in the SIC, based on energy purchases in the CDEC and fuel costs (deducting the higher unitary cost of coal) and the increase in revenue of Ch$13,590 million related to higher node prices and higher physical sales to regulated customers.

     Additionally, operating income was negatively affected by Chivor’s lower margin and higher coal costs, partially offset by the net effect of capacity settlements higher sales to Escondida and other items. The readjustment associated with the indexation of Escondida’s energy sales price has compensated the price reduction related to the new contractual terms which have been effective since July 2004.

Non-Operating Margin

Non-Operating Income

	January – March (Million Ch$)
	2005	2004

Financial income	957	3,196
Other non-operating income	384	2,436

Total non-operating income	1,341	5,632

     Non-operating income decreased by Ch$4,291 million in the first quarter of 2005 compared to the same period last year. This variation is explained primarily by lower financial income of Ch$2,239 million related to the accrual of interest on an intercompany account receivable between AES Gener and its parent company, Inversiones Cachagua Limitada (Cachagua), which was paid on February 27, 2004.

     Additionally, non-operating income decreased by Ch$2,052 as a result of the negative effect of Ch$1,337 related to reversal of Chivor’s income tax provision and other negative effects which totaled Ch$968 million. The overall reduction was partially offset by higher income from related company GasAndes which totaled Ch$254 million.

Non-Operating Expenses

	January – March (Million Ch$)
	2005	2004

Financial expenses	11,584	12,237
Other non-operating expenses	3,734	6,829

Total non-operating expenses	15,318	19,066

     For the quarter ended March 31, 2005, total non-operating income decreased by Ch$3,748 million compared to the same period in 2004. This reduction is composed of a decrease of Ch$3,095 million in other non-operating income and a decrease of Ch$653 million in financial expenses.

     The comparison of financial expenses reflects the decrease in the Company’s indebtedness as a result of the financial re-structuring process carried out during the first quarter of 2004, which led to a reduction in financial expenses for the first quarter of 2005 of Ch$4,472 million. This decrease was partially offset by higher financial cost from Chivor of Ch$3,819 million, related to the higher effective interest rate determined in the refinancing process which concluded in November 2004.

     Non-operating expenses experienced a decline primarily due to: (i) lower losses in forward contracts and swap agreements of Ch$1,163 million, (ii) write-off of the premium provision of Ch$1,563 associated with non-conversion of bonds, (iii) higher amortization of discount and debt placement expenses of Ch$805 million and (iv) lower provisions of Ch$298 million related to TermoAndes and InterAndes’ swap agreements. The decrease in non-operating expenses was partially offset by: (i) higher complementary pension and post-retirement benefit provisions of Ch$471 million and (ii) higher material, fixed assets and other provisions totaling Ch$331 million.

Investments in Related Companies

	January – March (Million Ch$)
	2005	2004

Gains from investment in related companies	1,698	636
Loss from investment in related companies	(975)	(1,427)
Amortization of goodwill	(130)	(130)

Total gain (losses) from investment in related companies	593	(920)

     The contribution from investments in related companies increased by Ch$1,514 million compared to the same period in 2004, primarily explained by variations in the results of related company Itabo and lower losses recorded by equity-method investee Guacolda.

     For the quarter ended March 31, 2005, Guacolda, a related company in which AES Gener owns 50%, recorded a loss of Ch$1,865 which positively compares with the loss of Ch$2,793 million in the same quarter in 2004. Operating income increased by Ch$1,979 million, mainly due to higher income of Ch$2,547 million and lower transmission system usage costs totaling Ch$1,226 million. This increase was partially offset by higher fuel consumption costs of Ch$1,803 million related to higher coal prices. The loss in non-operating income increased from Ch$5,378 million for the quarter ended March 31, 2004 to a loss of Ch$6,342 million for the quarter ended March 31, 2005, as a result of a higher loss of Ch$ 1,288 million related to the variation in the exchange rate.

     Itabo, a related company in which AES Gener owns 25%, recorded net income of Ch$6,729 million in the period ended March 31, 2005, compared to net income of Ch$2,473 million obtained during the first quarter of 2004. This difference resulted from an increase in operating and non-operating income. The increase in non-operating income resulted from lower financial expenses and a higher price-level-restatement.

Minority Interest

     Minority interest decreased by Ch$361 million primarily due to the loss recorded by Eléctrica Santiago, a subsidiary in which AES Gener has share ownership of 90% and New Caribbean Investment S.A., in which the Company has share ownership of 50%.

Price-Level Restatement and Exchange Rate Differences

     The price-level restatement generated a gain of Ch$147 million, compared to a loss of Ch$943 million recorded in the first quarter of 2004. The CPI factor for the quarter ended March 31, 2005 was -0.8%, compared to -0.5 % recorded in the first quarter of 2004.

     Exchange rate differences generated a positive effect of Ch$785 million in 2005, compared to a gain of Ch$4,557 million in 2004. This variation is principally due to the effect of fluctuations in the exchange rate on time and bank deposits and accounts receivables with related companies, as a result of a higher volume of cash available during the first quarter of 2004 related to the loan payment received from the parent company Cachagua. The exchange rate reflected a nominal devaluation of the Chilean peso of 5.1% from the 2004 year end to the quarter ended March 31, 2005. In the same period ended March 31, 2004, the Chilean peso experienced a nominal devaluation of 3.8% .

Income Tax

     Income tax decreased from Ch$8,952 million for the quarter ended March 31, 2004 to Ch$5,064 million for the same period in 2005, mainly due to higher benefits from accumulated tax loss carry-forwards by Argentine subsidiary TermoAndes and lower income tax of subsidiary Chivor as a result of fluctuations in the Colombian exchange rate. This reduction was partially offset by AES Gener’s higher income tax loss as a result of the lower taxable income reported during 2005 and the effect of exchange rate fluctuations on permanent investments

Net Income

     For the period ended March 31, 2005, AES Gener recorded net income of Ch$5,502 million, while during the same period in 2004, net income totaled Ch$10,834 million. Operating income decreased by 26%, mainly due to the negative effect of natural gas restrictions and drier hydrological conditions during the period. Partially offsetting the reduction was the increase recorded in sales to regulated and other customers. Additionally, non-operating losses increased by 16%, primarily as a result of the negative exchange rate effect, lower non-operating income and lower financial income.

e. Yield

		March	March
Profitability		2005	2004

Return-on-assets (1)	(%)	0.34	0.59
Return-on-equity (1)	(%)	0.69	1.37
Yield of operating assets (2)	(%)	1.95	2.38
Net income/share (3)	(Pesos)	0.86	1.91
Return-on-dividends (4)	(%)	5.42%	6.50%

(1)	Return-on-assets and return-on-equity are calculated considering net income for the quarter ended March 31 of each year.
(2)	Operating assets included in this indicator are total fixed assets.
(3)	Net profit per share for the quarters ended March 31, 2005 and March 31, 2004 were calculated considering the number of paid-in shares on each date.
(4)	Includes dividends paid in the last 12 months divided by the market price of the Company’s shares as of March 31 of each year.

     The variation in return-on-assets and return-on-equity profitability ratios is principally explained by the lower results of Ch$5,332 million recorded in the first quarter of 2005. The variation in total assets was Ch$232,331 million as a result of a decrease in current and fixed assets related to the use of funds in the refinancing process carried out during the first half of 2004.

     The operating assets ratio decreased due to the lower operating income registered for the period ended March 31, 2005, which was not offset by the lower average fixed assets recorded in the same period.

     The reduction in net income per share is also explained by the lower results in the first quarter of 2005 and the increase of 714 million shares, as a result of the capital increase carried out between May 20 and June 20, 2004.

     Returns-on-dividends decreased as a result of the 14% increase in the share price for the quarter ended March 31, 2005, as compared to the inflation-indexed closing price for the quarter ended in March 31, 2004, and lower dividend payments during the periods included in the calculation. Dividend payments, in real terms, made during the twelve months prior to March 31, 2005 equaled Ch$5.04 per share, while such payments during the twelve month period ended March 31, 2004 equaled Ch$15.53 per share.

III. Analysis of differences in book, market and/or economic values of principal assets

     Fixed assets decreased by Ch$80,749 million, mainly due to the effect of the exchange rate variation on TermoAndes, InterAndes and Chivor’s assets, companies which account for their assets in US dollars. These companies record their assets in US dollars in accordance with Technical Bulletin No. 64 of the Chilean Association of Accountants, which stipulates that investments that are not an extension of the parent company's activities and are located in unstable countries are to be accounted for in US dollars.

     Current assets decreased significantly due to the repayment of the intercompany account receivable by parent company Cachagua, which funds were used in the Company’s financial restructuring process in the early redemption of convertible bonds and a significant portion of the Yankee bonds, and the payment of dividends.

     Other assets recorded a decrease of Ch$18,319 million as a result of a decrease in: 1) long-term deposits of Ch$13,148 million related to the termination of TermoAndes and InterAndes’ obligations with JP Morgan related to the payment of marketable obligations, 2) long-term receivables of Ch$3,235 million, 3) lower fiscal VAT credits of Ch$1,966 million associated with the Company’s Argentine subsidiaries, 4) Ch$1,937 million in accounts receivables with related companies Gasoducto GasAndes and Gasoducto GasAndes Argentina, 5) investments in related companies of Ch$1,879 million and 6) investments in other companies of Ch$1,379 million. These reductions were partially offset by the increase of Ch$7,046 million in deferred expenses from the bond placement which occurred in 2004.

     The Company’s assets are valued according to generally accepted accounting principles in Chile, and the instructions set forth the Superintendence of Securities and Insurance, as shown in Note 2 of the Financial Statements. Based on current conditions, AES Gener S.A.’s management believes that the economic value of Chivor, TermoAndes and InterAndes is lower than their respective book values. In the case of Chivor, this is in part a consequence of regulatory changes which have considerably reduced revenue, as well as from electricity price restrictions and relatively low growth in electricity demand in Colombia. In the case of TermoAndes and InterAndes, the principal reasons are overcapacity in the SING and the dispatch restrictions imposed by the CDEC-SING. Nevertheless, in both cases, there is no evidence that the operation of these companies will permanently produce revenue insufficient to cover all of their costs, including fixed asset depreciation. Under these circumstances and in accordance with Technical Bulletin No. 33, paragraph 25 and Technical Bulletin No. 64, paragraph 47, no adjustment to the book value of the above-mentioned assets has been made.

IV. Analysis of the most significant variations which occurred during the period in the markets in which the Company participates, in the competition it faces and in its market share.

Market:

     AES Gener's generation operations in Chile are principally developed through two main electric systems, the Sistema Interconectado Central (SIC), which extends from the southern portion of Region II to Region X, and the Sistema Interconectado del Norte Grande (SING), which extends from Region I into part of Region II.

     SIC: During the first quarter of 2005, electricity sales growth of 3.3% was recorded in the SIC, compared to growth of 8.1% during the same quarter in 2004. The average marginal cost in US dollars during the period ended March 31, 2005 was 61.4 mills/kWh compared to 32.2 mills/kWh in the first quarter of the previous year. The increase in the marginal cost during 2005 is primarily explained by a lower level of water from melting snow prior to the start of the rainy season and lower gas availability in 2005.

     SING: The growth in electricity sales during the first quarter of 2005 was 7.4%, compared with growth of 5.5% in the same period of 2004. The average price the first quarter of 2005 was 28.3 mills/kWh which is higher than the average marginal cost of 19.2 mills/kWh registered in the same period of 2004, principally due to lower gas availability in 2005.

     Colombia: Chivor is one of the largest generation companies in the SIN. During the first quarter of 2005, electricity demand in the SIN increased by 1.24% with respect to 2004. Average spot prices in Colombian pesos increased to Col$73/kWh for the period ended March 31, 2005, compared to Col$68/kWh in the same quarter in the previous year.

Competition and Market Share:

During the first quarter of 2005, generation from AES Gener’s plants in the SIC, including Guacolda was 2,110 GWh, which is lower than the generation recorded in 2004 as a result of lower gas availability in the system, principally reducing generation by the Nueva Renca plant. For the quarter ended March 31, 2005, AES Gener and its related companies, including Guacolda, provided 23% of the SIC’s total generation, while during the same period in 2004, this contribution was 27%.

     In the SING, total net generation increased by 7.1% and AES Gener’s related companies (Norgener and TermoAndes) provided 26.3% of the SING’s total generation, which is higher than the 18.1% contribution recorded in the first quarter of 2004.

     In Colombia, during the first quarter of 2005, Chivor’s generation represented 7.4% of the total demand for electricity in Colombia, compared to 9.2% for the period ended March 31, 2004. This variation is mainly due to the utilization of water from the reservoir during the first quarter of 2004 and scheduled maintenance in the second quarter of 2004.

V. Description and analysis of the most significant components of net cash flow, provided by operating, investment and financing activities in the corresponding period.

     Total net cash flow for the quarter ended March 2005 was positive in the amount of Ch$1,096 million, compared to the positive cash flow of Ch$161,998 million recorded in the same period in 2004. The difference of Ch$160,902 million between the two periods relates to the financial restructuring process carried out by the Company in 2004 which included the repayment of the intercompany account receivable by parent company Cachagua, the early redemption of convertible bonds and a significant portion of the Yankee bonds, the issuance of a bond in US dollars maturing in 2014, AES Gener’s capital increase, and the refinancing of subsidiaries’ TermoAndes and InterAndes’ indebtedness.

     In the first quarter ended March 31, 2005, operating activities generated a positive cash flow of Ch$18,951 million, which is Ch$320 million lower than the Ch$18,631 million recorded in the same period in 2004. This difference is explained by: 1) lower collection of sales accounts receivable of Ch$11,523, 2) lower financial revenue of Ch$2,349 million and 3) higher income tax paid of Ch$1,256 million. These reductions were offset by an increase in operational cash flow related to: 1) lower payments to suppliers of Ch$5,974 million, 2) lower financial expenses of Ch$4,712 million and 3) lower miscellaneous expenses of Ch$3,488 million.

     Financing activities generated a negative cash flow of Ch$9,485 million during the quarter ended March 31, 2005, compared to the negative cash flow of Ch$21,212 million recorded in 2004. The reduction in outflow of Ch$11,727 million is primarily explained by: 1) lower payments associated with public debt obligations of Ch$192,524 as a result of the voluntary early redemption of AES Gener’s Yankee and convertible bonds, 2) lower dividend payments of Ch$58,595 million, 3) lower expenses of Ch$17,353 million related to the placement of the Company’s US$400 million senior notes in March 2004. This positive financial cash flow was partially offset by: 1) the receipt of Ch$251,618 million from the placement of the Company’s US$400 million senior notes in 2004 and 2) higher loan payments of Ch$4,533 during the first quarter of 2005.

     Finally, investment activities generated a negative cash flow of Ch$8,370 million, which negatively compares with the positive cash flow of Ch$164,579 million collected in the first quarter of 2004. The difference of Ch$172,949 million is related to lower collections from and less loans to related companies of Ch$180,974 million as a result of the payment in February 2004 of AES Gener’s intercompany loan to parent company Cachagua. This outflow was partially offset by: 1) lower other investment disbursements of Ch$5,032, 2) lower investments in financial instruments of Ch$1,648 and 3) lower intercompany loans to related companies of Ch$1,479 million which were made during the first quarter of 2004.

Market Risk Analysis

Risks related to the electricity market

Hydrological Conditions: Drought conditions may have a significant negative impact on our operating margin in the SIC, due to the high level of capacity contracted, resulting in dispatch of our less efficient plants and price increases for purchases on the spot market.

Tariff Setting: A significant portion of AES Gener’s revenue is related to the regulated node price set by the authorities every six months. In Chile, the principal components of the tariff formula used to determine the node price are expressed in US dollars, which results in a natural hedge for the fluctuation between the US dollar and the Chilean peso.

Fuel Price: Since AES Gener’s generation portfolio is primarily thermoelectric, fluctuations in fuel prices, such as coal, natural gas and diesel, may yield variations in the company’s cost structure.

Electric Regulation: In March 2004, the new Chilean electricity law was enacted. This law reduces the price adjustment collar used to compare the theoretical price with the average unregulated price from 10% to 5% and clarifies the methodology for determining transmission costs, among other provisions. AES Gener estimates that transmission costs will not increase significantly as a result of the new law.

Natural Gas Supply: From March 2004 to date, the Argentine government has issued certain resolutions and rules by virtue of which gas producers are instructed to inject additional volumes to the Argentine domestic market. The decisions by the gas producers, based upon their interpretation of these resolutions, have negatively affected gas exports from Argentina to Chile. These producers have agreed to restrict and/or suspend gas exports to Chile in order to supply additional volumes to the Argentine market. This situation negatively affects the Company’s operating margin.

Proposed Amendments to the Electric Regulations: The following amendments to the Chilean Electric Law (DFL1) are currently being analyzed: 1) modification to the unregulated price collar, which is used to compare the theoretical price with the average unregulated price, 2) public bid processes for distribution companies’ regulated supplies after December 2009, 3) voluntary demand modifications, and 4) compensation for losses by generation companies that result from mandatory sales at the node price to distribution companies that do not have purchase agreements.

Interest rate and exchange rate:

     The Company has no formal hedging policies for risks related to exchange and interest rates. However, management continually assesses alternatives to determine the advantages of executing hedging contracts in order to minimize the above mentioned risks.

     As of March 31, 2005, 79% of AES Gener’s long-term debt contained fixed interest rate conditions and the remaining 21% contained variable interest rates. The majority of the Company’s long-term debt with variable interest rates was denominated in US dollars and indexed to Libor. The only exception is the Colombian peso syndicated facility indexed to the DTF (the Colombian time deposit fixed rate). At the closing of the financial statements, the Company’s interest exposure predominantly resulted from Chivor, AES Gener and Norgener credit agreements.

     As of March 31, 2005, nearly 87% of our long-term obligations accruing interest were exposed to exchange rate fluctuations between the US dollar and the Chilean peso. The remaining 13% is composed of Eléctrica Santiago’s outstanding bond denominated in Chilean UF’s (3%) and Chivor’s debt which is denominated in Colombian pesos (10%).

     The following table includes the composition of operating revenue and costs in foreign currency as of March 31, 2004 and 2005.

Item	Currency	2005	2004
		%	%

Operating	US dollar (US$)	99	99
Revenue	UF and indexed pesos	-	-
	Non-indexed pesos	1	1

Operating	US dollar (US$)	93	88
Costs	UF and indexed pesos	5	9
	Non-indexed pesos	2	2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2005

AES GENER S.A. (Registrant)

By:	/S/ CRISTIAN ANTUNEZ
Name: Cristián Antunez Title: Chief Accounting Officer